July 30, 2009

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	J. Nolan McWilliams
Amanda Ravitz

Re:	Ruth’s Hospitality Group, Inc.
Registration Statement on Form S-3
Originally Filed June 25, 2009
File No. 333-160231 & -01 to -11

Ladies and Gentlemen:

Ruth’s Hospitality Group, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-3 (the “Amendment”), including a new and revised Exhibit 5.1 opinion (the “Opinion”) and a new Exhibit 5.2 opinion.

On behalf of the Company, we are writing to respond to the comments raised in the letter from the staff of the Commission (the “Staff”) to the Company dated July 13, 2009. The responses below correspond to the captions and numbers of those comments (which are reproduced below). References to page numbers in our responses are to page numbers of the Opinion, and capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Opinion.

Securities and Exchange Commission

July 30, 2009

Exhibit 5.1

1.	Please have counsel revise the second sentence of the last paragraph its opinion to limit the assumptions to persons other than the Company and the Subsidiary Guarantors.

Response: We have revised the assumptions set forth in the second sentence of the last paragraph on page 2 of the Opinion to reflect that we are not making these assumptions with respect to RCSH Operations, Inc., a California corporation (the “California Guarantor”). We are not licensed to practice law in any of the jurisdictions in which the other Subsidiary Guarantors are organized, and have therefore retained the assumptions set forth in the second sentence of the last paragraph on page 2 of the Opinion with respect to them. The Company has retained local counsel licensed to practice in each of the jurisdictions in which the Subsidiary Guarantors (other than the California Guarantor) are organized, and in connection with any Offering of Debt Securities in which any such Subsidiary Guarantor issues a Guarantee, the Company will receive an opinion from such counsel (or other counsel licensed to practice in such jurisdictions) with respect to, among other things, the due authorization, execution and delivery of the Guarantees, and will file that opinion as an exhibit to a Current Report on Form 8-K or other document to be incorporated by reference into the Registration Statement or to a post-effective amendment thereto.

2.	We note that counsel’s opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file an unqualified opinion that omits all of these assumptions at the time of each takedown.

Response: The Company hereby confirms that it will file, as exhibits to a Current Report on Form 8-K or other document to be incorporated by reference to the Registration Statement or to a post-effective amendment thereto, opinions of counsel at the time of any Offering of Securities that omit the assumptions included in the Opinion that are customarily not included in opinions issued at the time of a particular issuance of Securities.

3.	We further note that certain assumptions appear to be inappropriate to make in a qualified opinion at this time, including, for example, the assumption in paragraph (v) that the securities offered, as well as the terms of the various agreements, “do not violate any law applicable to the Company . . .” Please revise to remove this assumption.

Securities and Exchange Commission

July 30, 2009

Response: We have revised the language in clause (v) on page 3 of the Opinion to remove the assumption, as requested. Please see page 3 of the Opinion.

4.	We note that counsel’s opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. We also note that the subsidiary guarantors are incorporated or organized in Louisiana, Texas, or Florida. Please have counsel revise its opinion so that it also covers the laws of Louisiana, Texas, and Florida.

Response: We have revised the Opinion to cover the laws of the State of California with respect to the California Guarantor. In addition, the Company has filed, as Exhibit 5.2 to the Amendment, an opinion of counsel licensed to practice law in each of the jurisdictions in which the other Subsidiary Guarantors are organized. In connection with any future Offering of Debt Securities in which a Subsidiary Guarantor issues a Guarantee, the Company intends to file one or more additional opinions of counsel relating to the particular Offering of Guarantees, and intends to file such opinions as exhibits to a Current Report on Form 8-K or other document to be incorporated by reference into the Registration Statement or to a post-effective amendment thereto.

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Securities and Exchange Commission

July 30, 2009

The Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at the number above with any further questions or comments regarding this filing.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:	Robert M. Vincent

Ruth’s Hospitality Group, Inc.